Exhibit 12.1
Ferro Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

	Six months
	ended June 30,	Year ended December 31,
	2010	2009	2008	2007	2006	2005
	(dollars in thousands)
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$29,143	$(43,894)	$(57,301)	$(117,938)	$17,198	$20,521
Add:
Fixed charges	27,554	66,676	55,528	63,381	66,657	47,586
Amortization of capitalized interest	25	92	133	562	502	389
Distributed income of equity investees	148	700	721	1,485	1,590	1,069
Less:
Capitalized interest	446	1,607	1,761	2,271	1,136	71

Total Earnings	$56,424	$21,967	$(2,680)	$(54,781)	$84,811	$69,494

Fixed Charges:
Interest expense and capitalized interest, including amortization of discounts and capitalized expenses on debt	$27,123	$65,525	$54,577	$61,961	$65,563	$46,990
Estimate of the interest within rental expense	431	1,151	951	1,420	1,094	596

Total Fixed Charges	$27,554	$66,676	$55,528	$63,381	$66,657	$47,586

Ratio of Earnings to Fixed Charges	2.05	—	—	—	1.27	1.46

Note:
Total earnings were insufficient to cover the fixed charges by $44.7 million, $58.2 million and $118.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. Accordingly, such ratios are not presented.
Fixed charges are equal to interest expense (including amortization of deferred financing costs and costs associated with the Company’s asset securitization program), plus the portion of rent expense estimated to represent interest. Costs associated with the Company’s asset securitization program were $1.6 million in the six months ended June 30, 2010, and $3.4 million, $5.8 million, $7.0 million, $5.6 million and $3.9 million in the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.